UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZIX CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98974P100

(CUSIP Number)

James H. Greene, Jr.

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2350

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

June 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

2

CUSIP NO. 98974P100

1.	Names of Reporting Persons. Zephyr Holdco, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,043,229 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,043,229 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,043,229 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents 100,206 shares of Series A Convertible Preferred Stock, par value $1.00 (“Series A Preferred Stock”), of Zix Corporation (the “Issuer”) convertible into shares of common stock, par value $0.01 per share (“Common Stock”), based on the current accreted value of such shares. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. True Wind Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,043,229 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,043,229 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,043,229 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 100,206 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock, based on the current accreted value of such shares. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. True Wind Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,043,229 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,043,229 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,043,229 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 100,206 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock, based on the current accreted value of such shares. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. James H. Greene, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,043,229 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,043,229 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,043,229 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 100,206 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock, based on the current accreted value of such shares. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,043,229 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,043,229 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,043,229 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 100,206 shares of Series A Preferred Stock of the Issuer convertible into shares of Common Stock, based on the current accreted value of such shares. See Item 5.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on February 22, 2019 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Zix Corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i)	Zephyr Holdco, LLC, a Delaware limited liability company (“Zephyr Holdco”),

(ii)	True Wind Capital, L.P., a Delaware limited partnership (“True Wind Capital” and, together with Zephyr Holdco, “True Wind”),

(iii)	True Wind Capital GP, LLC, a Delaware limited liability company (“True Wind Capital GP”),

(iv)	James H. Greene, Jr., a United States citizen, and

(v)	Adam H. Clammer, a United States citizen (the persons and entities listed in items (i) through (v) are collectively referred to herein as the “Reporting Persons”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On June 5, 2019, at the Annual Meeting of Shareholders of the Issuer, the shareholders of the Issuer approved, in accordance with Nasdaq Listing Rule 5635, (i) the conversion of outstanding shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) into shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and (ii) the issuance of shares of Common Stock in connection with any future conversion or redemption of the Series A Preferred Stock into Common Stock, or any other issuance of Common Stock to an investment fund managed by True Wind Capital Management, L.P. pursuant to the terms of the Investment Agreement between the Issuer and True Wind, dated January 14, 2019. As a result of such approval, on June 6, 2019, each outstanding share of Series B Preferred Stock automatically converted into the number of shares of Series A Preferred Stock equal to the liquidation preference (equal to the Stated Value plus accrued but unpaid dividends) of such share of Series B Preferred Stock divided by the Accreted Value of a share of Series A Preferred Stock on the date of conversion plus cash in lieu of fractional shares. As a result of the shareholder approval, the 35,086 shares of Series B Preferred Stock converted into an additional 35,292 shares of Series A Preferred Stock and there is no longer any cap on (i) the number of shares of Common Stock that can be issued upon conversion of the Series A Preferred Stock or (ii) the voting power of the Series A Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of the Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Zephyr Holdco holds 100,206 shares of Series A Preferred Stock as of the date hereof.

Series A Preferred Stock initially has a Stated Value of $1,000 per share, which will accrete at a fixed rate of 8.0% per annum, compounded quarterly (the “Accreted Value”). Each share of Series A Preferred Stock is convertible into (i) the number of shares of Common Stock equal to the product of (A) the Accreted Value with respect to such share on the conversion date multiplied by (B) the Conversion Rate as of the applicable conversion date divided by

(C) 1,000 plus (ii) cash in lieu of fractional shares. The Conversion Rate is currently equal to 166.11 shares. The conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations. As of June 6, 2019, the 100,206 shares of Series A Preferred Stock are convertible into 17,043,229 shares of Common Stock.

All of the computations and share amounts used herein do not give effect to any future accretion on the shares of Preferred Stock. As a result of its beneficial ownership of Series A Preferred Stock, as described above, the Reporting Persons may be deemed to beneficially own an aggregate of 17,043,229 shares of Common Stock of the Issuer, which would be received upon conversion of the Series A Preferred Stock, representing in the aggregate approximately 23.5% of the issued and outstanding shares of Common Stock of the Issuer as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934. Pursuant to the terms of the Series A Certificate of Designations, the Stated Value per share of Series A Preferred Stock accretes at a fixed rate of 8.0% per annum, compounded quarterly, and as a result, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted will increase over time.

The percentages of beneficial ownership in this Schedule 13D are based on (i) an assumed conversion by the Reporting Persons of 100,206 shares of Series A Preferred Stock into 17,043,229 shares of Common Stock, as of the date hereof and (ii) 55,547,299 shares of Common Stock outstanding as of May 7, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2019.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2019

ZEPHYR HOLDCO, LLC

By:	True Wind Capital, L.P., its manager

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

TRUE WIND CAPITAL, L.P.

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

TRUE WIND CAPITAL GP, LLC

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.

ADAM H. CLAMMER

/s/ Adam H. Clammer